UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Peter ter Kulve
Chief Executive Officer
Magnum Ice Cream Co B.V.
Reguliersdwarsstraat 63
1017 BK, Amsterdam
The Netherlands

Re: Magnum Ice Cream Co B.V.
Amendment No. 1 to Draft Registration Statement on Form 20FR12B
Submitted August 6, 2025
CIK No. 0002071668

Dear Peter ter Kulve:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment 1 to Draft Registration Statement on Form 20FR12B Submitted August 6, 2025

Manufacturing agreements, page xix

1. We have read your response to prior comment 4 regarding your toll manufacturing agreements. You indicate that Unilever is responsible for manufacturing ice cream products using your factories, equipment, and personnel and that your factories convert raw and pack materials into finished goods for a tolling fee or perform manufacturing activities for an operating and equipment fee. Please address the following comments related to these arrangements:

- Explain each material transaction involved with these arrangements and tell us who specifically receives and/or pays amounts due to all of the involved parties, including Unilever, suppliers, and end customers. In doing so, clarify how you account for and present tolling fees and operating and equipment fees. Map how each material transaction impacts your financial statements. An illustrative example(s) would assist our understanding.

- Tell us if the accounting treatment reflected in the carve-out financial statement for these arrangements will differ at all from the accounting treatment that will be reflected in your stand-alone financial statements after completion of the demerger. If so, explain the difference and the reasons for your determination.

- Clarify how these arrangements will impact your pro forma financial statements, if at all, and explain the reasons for your determination.

5.A. Operating Results
Comparison of Results of Operations for FY2024 and FY2023, page 70

2. We have reviewed your revisions in response to prior comment 9 and continue to note areas which would benefit from further quantification and analysis through the eyes of management. While not an all-inclusive list of where your results of operations could be improved, please address the following items:

   - You indicate that the increase in cost of sales in fiscal 2024 was slightly offset by €70 million of productivity savings, including "a significant reduction in business waste and product complexity." However, you have not provided any quantification of the impact of rising sales volumes and the high commodity inflation for cocoa. Revise your disclosure to quantify the impact of these factors and, considering the productivity savings represent nearly 10% of your profit before taxation, disclose in further detail the specific nature of these savings and provide an assessment of how the efforts will impact future periods.

   - We note that selling, general and administrative expenses were impacted by elevated advertising and promotion spend and higher employee costs, which were partially offset by other items in overhead and currency retranslation gains. Revise your disclosure to provide additional context and to quantify, where possible, the impact of each contributing factor.

   See Item 303(a)-(b) of Regulation S-K and SEC Release No. 33-8350, including sections I.B. and III.B.4.

Please contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Z. Bienenfeld